SECURITIES AND EXCHANGE COMMISSION
                      WASHINGTON, DC 20549


                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

                                  Commission File Number  0-19717


(Check one)


/   / Form 10-K and Form 10-KSB      /  / Form 11-K

/  /  Form 20-F    /x/ Form 10-Q and Form 10-QSB    / / Form N-SAR

For period ended: December 26, 1999


/   /  Transition Report on Form 10-K and Form 10-KSB

/  /   Transition Report on Form 20-F

/  /   Transition Report on Form 11-K

/  /   Transition Report on Form 10-Q and Form 10-QSB

/  /   Transition Report on Form N-SAR

For the transition period ended

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                             PART I

                     REGISTRANT INFORMATION

Full name of registrant:   WPI GROUP, INC.

Former name if applicable:

Address of principal executive offices (Street and number):
1155 Elm Street

City, state and zip code: Manchester, New Hampshire  03101


                             PART II

                     RULE 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.
(Check box if appropriate.)

/x/    (a)     The reasons described in reasonable detail in Part
               III of this form could not be eliminated without unreasonable effort or expense;

/x/    (b)     The subject annual report, semi-annual report,
               transition report on Form 10-K, 10-KSB, 20-F,
               11-K or Form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date;
               and

/ /    (c)     The accountants' statement or other exhibit required
               by Rule 12b-25(c) has been attached if applicable.


                            PART III

                            NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 10-
KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof could not be filed within the prescribed time period. (Attach extra sheets if needed.)

Due to delay in obtaining results of Registrant's discontinued operations.








 For the reasons set forth above, the registrant's inability to timely file its Quarterly Report on Form 10-Q for the quarter ended December 26, 1999 cannot be eliminated without unreasonable effort or expense. The registrant intends to file its Quarterly Report no later than the fifth day after the due date of the Quarterly Report.

                             PART IV

                        OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

John W. Powers Vice President & CFO               (603) 627-3500
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(Name)                               (Area Code) (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) or the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify the report(s).

                                           / x /  Yes    /   / No




(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                           / x / Yes    /  /  No


For the first three months of fiscal 2000, net sales were $3.6 million, compared to $3.1 million for the same period in fiscal 1999. For the three months ended December 26, 1999, the Company incurred a loss from continuing operations of $3.0 million. The
loss included non-recurring charges of $1.9 million.   For the
same 1999 fiscal period, the Company reported net loss from continuing operations of $283,000. For the same 1999 fiscal period, the Company reported a loss from discontinued operations of $275,000. As of September 28, 1998, the Company changed its method of accounting for deferred product enhancement costs to expense these costs as incurred. As a result, the Company recognized a cumulative affect of a change in accounting principle of $2,822,000, net of taxes of $1,000,000. For the three months ended December 27, 1998, the Company incurred a net loss of $3.4 million.

                         WPI GROUP, INC.


          (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


Date: February 11, 2000            By: /s/ John W. Powers
                                       -------------------
                                       John W. Powers,
                                       Vice President & CFO